SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Hennessy Advisors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

425885100

(CUSIP Number)

Charles Almond

P.O. Box 2100

Mill Valley, California 94941

(415) 388-6053

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 25, 2015

(Date of Event which Requires Filing of this Statement)

SCHEDULE 13D

CUSIP NO. 425885100

1	NAMES OF REPORTING PERSONS

Charles M. Almond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) __

(b) __

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER	231,080
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	231,080
10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

231,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON*

IN

This amendment to the Schedule 13D filed by the Reporting Person on June 18, 2015 amends and restates the item set forth below. There has been no change to the other items contained in the original Schedule 13D filing.

Item 5.	Interest in Securities of the Issuer.

(a) As of the above date, the Reporting Person beneficially owns 231,080 shares, or 4.6%, of the outstanding Common Stock, based on the 5,046,628 shares of Common Stock expected to be outstanding immediately following the consummation of the Issuer’s self-tender offer according to the Issuer’s press release dated September 25, 2015, filed as an exhibit to the Issuer’s Current Report on Form 8-K dated the same date. These shares consist of 28,955 shares owned by the Foundation, 169,059 shares owned by the Trust, 10,742 shares owned by the Fund and 22,324 shares owned directly by the Reporting Person.

(b) The Reporting Person holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

(c) During the sixty days preceding the filing of this statement, the Reporting Person did not purchase or sell any shares of Common Stock in the open market, except that the Reporting Person tendered all of the Reporting Person’s shares in the Issuer’s self-tender offer. On or about September 25, 2015, the Reporting Person was advised that, due to proration, 266,387 shares had been accepted by the Issuer.

(d) Not applicable

(e) September 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2015

/s/ Charles M. Almond